SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
Commission file number: 0-22684
Universal Forest Products, Inc. Employees’ Profit Sharing
and 401(k) Retirement Plan
(Full title of the plan and the address of the plan, if different from that of issuer named below)
Universal Forest Products, Inc.
2801 East Beltline NE
Grand Rapids, Michigan 49525-9736
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2008 and 2007
Contents

Reports of Independent Registered Public Accounting Firms	3

Financial Statements

Statements of Net Assets Available for Benefits	5

Statements of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7

Supplemental Schedule

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	14

Exhibit 23(a)
Exhibit 23(b)

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
Universal Forest Products, Inc.
Employees’ Profit Sharing and 401(k) Retirement Plan
Grand Rapids, Michigan
We have audited the accompanying statement of net assets available for benefits of Universal Forest Products, Inc. Employees’ Profit Sharing and 401(k) Retirement Plan (the Plan) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The 2007 financial statements of the Plan were audited by other auditors whose report dated June 11, 2008 expressed an unqualified opinion on those statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BDO Seidman, LLP
Grand Rapids, Michigan
June 17, 2009

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Universal Forest Products, Inc. Employee’s Profit Sharing and
401(k) Retirement Plan
We have audited the accompanying statement of net assets available for benefits of Universal Forest Products, Inc. Employees’ Profit Sharing and 401(k) Retirement Plan as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007, and the changes in its net assets available for benefits for the year then ended, in conformity with US generally accepted accounting principles.
/s/ Ernst & Young LLP
Grand Rapids, Michigan
June 11, 2008

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments, at fair value (Notes 1 & 4)	$120,834,506	$154,573,038
Participant loans receivable	8,875,400	9,421,917

	129,709,906	163,994,955
Participant contribution receivable	121,901	165,207
Employer contribution receivable	475,429	543,393
Due from investment broker	325

	130,307,561	164,703,555

Liabilities
Due to investment broker		(339,117)

Net assets available for benefits at fair value	130,307,561	164,364,438

Adjustment from fair value to contract value for fully benefit responsive investment contracts	1,970,304	294,242

Net assets available for benefits	$132,277,865	$164,658,680

See accompanying notes.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2008	2007
Additions
Participant contributions	$8,429,023	$9,540,934
Rollover contributions	833,829	2,413,259
Employer contributions	3,469,408	3,811,888
Interest income	808,921	821,906
Dividend income	2,411,851	6,631,135

	15,953,032	23,219,122
Deductions
Distributions to participants	(17,410,648)	(18,902,630)
Administrative expenses	(516,823)	(570,976)

	(17,927,471)	(19,473,606)
Net realized and unrealized depreciation in fair value of investments (Note 4)	(30,406,376)	(15,712,264)

Net decrease	(32,380,815)	(11,966,748)

Net assets available for benefits at beginning of year	164,658,680	176,625,428

Net assets available for benefits at end of year	$132,277,865	$164,658,680

See accompanying notes.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Notes to Financial Statements
1. Significant Accounting Policies
Basis of Accounting
The financial statements of the Universal Forest Products, Inc. Employees’ Profit Sharing and 401(k) Retirement Plan (the Plan) are presented on the accrual method of accounting.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. Although actual results could differ from these estimates, management believes estimated amounts recorded are reasonable and appropriate.
New Accounting Pronouncement
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. (SFAS) 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. As of January 1, 2008, the Plan has adopted SFAS 157. (See Note 3 “Fair Value Measurements”.) There was no material impact to the financial statements of the Plan upon adoption of SFAS 157.
Risks and Uncertainties
The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The fair value of mutual funds is based on quoted market values on the last day of the plan year. The fair value of participation units owned in common trust funds is based on quoted redemption values on the last day of the plan year, except the Morley Stable Value Fund, for which the fair value is determined as described in the following paragraph. The participant loans are stated at their outstanding balances, which approximate fair value.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Notes to Financial Statements (continued)
The Plan also invests in investment contracts through a common collective trust (Morley Stable Value Fund). Investment contracts held by a defined contribution plan are required to be reported at fair value, with an adjustment to contract value in the statement of net assets available for benefits because contract value of these contracts is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of the Plan’s interest in the Morley Stable Value Fund is based on audited information reported by the issuer of the common collective trust at year-end. The contract value of the Morley Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.
The Universal Forest Products Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of common stock of the Universal Forest Products, Inc. (Plan Sponsor) and funds that are held in the Morley Stable Value Fund that are sufficient to meet the Fund’s daily cash needs. Unitization of the Fund allows for daily trades. The value of a unit reflects the combined market value of the common stock and the Morley Stable Value Fund held by the Fund. At December 31, 2008 and 2007, 1,074,204 and 1,094,160 units, respectively, were outstanding with a value of $27.41 and $29.52 per unit, respectively.
The Evergreen Short Intermediate Bond Fund (the Bond Fund) is also tracked on a unitized basis. The Bond Fund consists of the Evergreen Short Intermediate Fund and funds held in cash that are sufficient to meet the Fund’s daily needs. Unitization of the Bond Fund allows for daily allocation of interest earned to participant accounts. The value of a unit reflects the combined market value of the Evergreen Short Intermediate Bond Fund and the cash held. At December 31, 2008 and 2007, 157,261 and 263,559 units, respectively, were outstanding with a value of $11.65 and $14.72 per unit, respectively.
Investment transactions are recorded as of the trade dates. The change in the difference between the fair value and the cost of investments held is combined with realized gains and losses on sales of investments and reported in the statements of changes in net assets available for benefits as net realized and unrealized appreciation or depreciation in the fair value of investments. Realized gains and losses on sales of investments represent the difference between the proceeds received and the average cost of investments sold. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
Concentration of Investments
Included in investments at December 31, 2008 and 2007 are shares of the Plan Sponsor’s common stock with an aggregate fair value of $28,924,912 and $31,871,330, respectively. This investment represents 24% and 21% of total investments at December 31, 2008 and 2007, respectively. A significant decline in the market value of the sponsor’s stock would significantly affect the net assets available for benefits.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Notes to Financial Statements (continued)
Administrative Expenses
Administrative expenses incurred in connection with the operations of the Plan are paid by the Plan Sponsor, except for loan and certain investment fees, which are borne by the Plan. Substantially all of these expenses are paid to parties-in-interest of the Plan and are based on reasonable and customary rates for the related services.
2. Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan’s provisions.
The Plan is a defined-contribution, profit sharing and 401(k) plan that provides tax-deferred benefits for substantially all eligible employees of the Plan Sponsor, excluding the employees of separate subsidiaries that maintain a similar defined-contribution plan and those covered under a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).
Eligible employees are those who are 18 years or older and have completed 1,000 hours of employment (year of service) during the 12-month period following date of employment or, where additional periods are necessary, on succeeding Plan year-end dates. All newly eligible employees on and after July 1, 2006 are automatically enrolled in the Plan at a deferral level of 3% of eligible compensation.
Participants may voluntarily contribute up to 75% of their eligible compensation as a 401(k) contribution subject to certain regulatory limitations. Participant contributions to the Plan vest immediately.
The Plan Sponsor contributes regular discretionary matching contributions and may contribute additional discretionary matching contributions. Regular discretionary matching contributions are made quarterly and were 50% of participant deferrals, subject to a limit of 6% of each participant’s compensation in 2008 and 2007. Additional discretionary matching contributions may be made at the end of each Plan year. These amounts are not guaranteed, and may vary from year to year as the Plan Sponsor is not obligated to make such contributions.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Notes to Financial Statements (continued)
The Plan Sponsor may also contribute a discretionary profit sharing amount annually as determined by management and approved by the Plan Sponsor’s Board of Directors. The Plan Sponsor’s annual profit sharing contributions are allocated to each participant’s account in the same ratio that each participant’s total compensation for the Plan year bears to the total compensation of all participants for such year.
Employer contributions are subject to a vesting schedule as follows:

Years of Service	Vesting Percentage

Less than 2	0%
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 or more	100
The vested portion of terminated and retired participants’ accounts are available for distribution following a separation from service. Effective January 1, 2006, all forfeitures are used to offset the Plan Sponsor’s matching contributions. During 2008 and 2007, forfeitures in the amount of $325,000 and $393,000, respectively, were used to offset the Plan Sponsor’s matching contributions.
Participants may select from various investment options made available by the Plan. Each participant’s account is credited with the participant’s contribution, an allocation of the Plan Sponsor’s contribution, if any, Plan earnings and losses and certain administrative expenses. Earnings allocations are based on account balances, as defined in the Plan agreement.
Participants may borrow from their account a minimum amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to 25 years for the purchase of a residence. The loans bear interest at a rate equal to the prime rate (3.25% at December 31, 2008) plus 2% calculated on a daily basis. A participant may only have five loans outstanding at any time and one new loan for every 12-month period.
The Plan Sponsor intends to continue the Plan indefinitely, but reserves the right to terminate or amend the Plan at any time. In the event of termination of the Plan, all participants are automatically fully vested in the value of their accounts and will be paid in full.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Notes to Financial Statements (continued)
The Plan Sponsor has determined that during the year ended December 31, 2008, the Plan had a partial termination due to certain discontinued operations. All affected participants became 100% vested in their accounts, resulting in additional benefits to be paid to participants in the amount of $146,900. As of June 15, 2009, the Plan Sponsor has deposited the previously forfeited amount into the trust and the affected participants will be paid accordingly.
3. Fair Value Measurements
As of January 1, 2008 the Plan adopted SFAS No. 157, “Fair Value Measurements.” SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:
Basis of Fair Value Measurement
Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Notes to Financial Statements (continued)
The following tables set forth by level within the fair value hierarchy the Plan investment assets and investment liabilities at fair value, as of December 31, 2008. As required by SFAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets at Fair Value
	as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Common stocks	$28,924,912		$—	$28,924,912
Collective trusts		$41,113,848		41,113,848
Mutual funds	50,795,746			50,795,746
Loans to participants		8,875,400		8,875,400

Total investments at fair value	$79,720,658	$49,989,248	$—	$129,709,906

4. Investments
The Plan’s investments (including investments purchased and held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended December 31
	2008	2007

Common stock	$(301,973)	$(17,860,785)
Common collective trust funds	(2,527,575)	2,207,515
Mutual funds	(27,576,828)	(58,994)

	$(30,406,376)	$(15,712,264)

Individual investments that represent 5% or more of the fair value of the Plan’s assets are as follows:

	December 31
	2008	2007

American Funds Growth Fund of America	*	$9,653,584
Dreyfus Midcap Index Fund	*	8,931,222
Evergreen International Equity Fund	*	11,081,033
Morley Stable Value Fund	$36,058,693	37,390,461
Neuberger & Berman Genesis Assets Fund	*	9,151,067
T. Rowe Price Retirement 2020 Fund	6,828,899	9,801,201
Universal Forest Products Common Stock	28,924,912	31,871,330
Van Kampen Growth and Income Fund	9,434,080	16,078,210

*	Investment is less than 5% in the respective year.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Notes to Financial Statements (continued)
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated April 2, 2004, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
6. Difference Between Financial Statements and Form 5500
The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007
Net assets available for benefits from the financial statements	$132,277,865	$164,658,680
Net adjustment to fair value for fully benefit responsive investment contracts	(1,970,304)	(294,242)

Assets available for benefits from the Form 5500	$130,307,561	$164,364,438

The following is a reconciliation of the net decrease in net assets per the financial statements to the Form 5500:

	December 31
	2008	2007
Net decrease in net assets from the financial statements	$(32,380,815)	$(11,966,748)
2008 Net adjustment to fair value for fully benefit responsive investment contracts	(1,970,304)
2007 Net adjustment to fair value for fully benefit responsive investment contracts	294,242	(294,242)
2006 Net adjustment to fair value for fully benefit responsive investment contracts		700,006

Decrease in net assets from the Form 5500	$(34,056,877)	$(11,560,984)

7. Subsequent Event
Effective for the 2009 plan year, the Plan Sponsor has decreased regular discretionary matching contributions, which are made quarterly, from 50% of participant deferrals to 25%, subject to a limit of 6% of each participant’s compensation in 2009.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EIN #38-1465835 Plan #001
December 31, 2008

Identity of Issuer, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

Common stock:
Universal Forest Products, Inc.*	Universal Forest Products Common Stock	$28,924,912

Common collective trust funds:
Morley	Stable Value Fund	36,058,693
Wachovia Securities*	Enhanced Stock Market Fund	5,055,155

		41,113,848

Mutual funds:
American Funds	Growth Fund of America	5,148,171
Dreyfus	Midcap Index Fund	4,713,228
Pimco	Total Return Fund	4,069,895
Evergreen*	International Equity Fund	5,268,858
	Short Intermediate Bond Fund	1,831,575
Neuberger & Berman	Genesis Assets Fund	5,715,188
Van Kampen	Growth and Income Fund	9,434,080
T. Rowe Price	Retirement 2050 Fund	346,811
	Retirement 2040 Fund	2,162,243
	Retirement 2030 Fund	2,628,852
	Retirement 2020 Fund	6,828,899
	Retirement 2010 Fund	1,689,341
	Retirement Income Fund	958,605

		50,795,746

Participant loans receivable*	Collateralized by vested account balances, payable in monthly installments with interest rates ranging from 5.25% to 11.5%	8,875,400

		$129,709,906

*	Represents party in interest.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Universal Forest Products, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Universal Forest Products, Inc. Employee’s Profit Sharing and 401(k) Retirement Plan
Date: June 19, 2009	/s/ Matthew J. Missad
Matthew J. Missad, Executive Vice President
Universal Forest Products, Inc., Plan Administrator

Date: June 19, 2009	/s/ Michael R. Cole
Michael R. Cole, Chief Financial Officer
Universal Forest Products, Inc., Plan Administrator

EXHIBIT INDEX

Exhibit No.		Description

23	(a)	Consent of BDO Seidman, LLP

23	(b)	Consent of Ernst & Young LLP